CUSIP No.	013810150	13G	Page	1	of	7

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
James Hardie Industries NV

(Name of Issuer)
Common Stock

(Title of Class of Securities)
013810150

(CUSIP Number)
September 27, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Commonwealth Bank of Australia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Australia

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		20,741,533

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		20,741,533

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	20,741,533

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	4.43%

12.	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	013810150	13G	Page	3	of	7

Item 1.(a)	Name of Issuer
James Hardie Industries NV

Item 1.(b)	Address of Issuer’s Principal Executive Offices
Level 8,
Atrium, Unit 04-07
Strawinskylaan 3077
Amsterdam, 1077 ZX
Netherlands

Item 2.(a)	Name of Persons Filing
Commonwealth Bank of Australia

Item 2.(b)	Address of Principal Business Office or, if none, Residence
48 Martin Place, Level 2, Sydney NSW 2000, Australia

Item 2.(c)	Citizenship
Australia

Item 2.(d)	Title of Class of Securities
Common Stock, No Par.

Item 2.(e)	CUSIP Number
013810150

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

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Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

20,741,533

(b)	Percent of class:

4.43%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote :

0

(ii)	Shared power to vote or to direct the vote:

20,741,533

(iii)	Sole power to dispose or to direct the disposition of :

0

(iv)	Shared power to dispose or to direct the disposition of :

20,741,533
The information contained in Items 5-11 of the cover page is incorporated herein by reference. The reporting person (“CBA”) may be deemed to beneficially own 20,741,533 shares of Common Stock of James Hardie Industries NV (“JHX”) as a result of the aggregate holdings of certain of its wholly owned subsidiaries. The shares of JHX are traded on the Australian Stock Exchange (the “ASX”). The shares were acquired on the ASX by Colonial First State Investment Group Limited (“Colonial First State”), CommSec Trading Limited, all of which are wholly owned subsidiaries of CBA (collectively, the “CBA Subsidiaries”). The CBA Subsidiaries hold the shares for clients who have shared voting and dispositive power with the CBA Subsidiaries over the shares.
Additionally, Colonial First State Investments Limited, as the responsible entity under Australian law of the “First Choice” funds, had outsourced, to external managers unrelated to CBA, certain voting and dispositive functions over securities acquired by these external managers and held in these funds, including James Hardie Industries NV. Under these outsourcing arrangements, external mangers unrelated to CBA have acquired 6,627,117 of JHX, on behalf of Colonial First State.

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Additionally, Avanteos Investments Limited, a subsidiary of the CBA, as the responsible entity of the Symetry Personal Retirement Fund, had outsourced, to external managers unrelated to CBA, certain voting and dispositive functions over securities acquired by these external managers and held in the above Fund, including James Hardie Industries NV. Under these outsourcing arrangements, these managers have acquired 940 of JHX, on behalf of Avanteos Investments Limited.

Item 5.	Ownership of Five Percent or Less of a Class
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Exhibit A.

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group

Item 10.	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2007	COMMONWEALTH BANK OF AUSTRALIA
By:

Name: John Damien Hatton
Title: Company Secretary

COLONIAL FIRST STATE INVESTMENTS LIMITED
By:

Name: John Paull
Title: Head of Operations